TRAVELERS SERIES FUND INC.
                                10f-3 REPORT
                    May 1, 2003 through October 31, 2003

		       Trade                            Purchase Trade   % of
Issuer		       Date  Selling Dealer  Principal  Price    Amount  Issue

Pioneer Strategic Income Portfolio

Dobson Communications 9/12/03 Lehman Brothers $400,000 100.000 $400,000 0.64A Corp., 8.875% due 10/1/13


Innova S. de R.L.,      9/12/03 J.P. Morgan     145,000 100.000	  145,000 0.47B
9.375% due 9/19/13

Paramount Resources    10/22/03 UBS	        350,000 100.000   350,000 1.14C
Ltd., 7.875% due 11/1/10



(1) Represents purchases by all affiliated funds; may not exceed 25% of the principal amount of the offering.

A Includes purchases of $3,730,000 by other affiliated mutual funds. B Includes purchases of $1,255,000 by other affiliated mutual funds. C Includes purchases of $1,650,000 by other affiliated mutual funds.